July 22, 2024

Via EDGAR

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Catherine De Lorenzo
Pam Long
Ameen Hamady
Mark Rakip

Re:	Lineage, Inc.

Registration Statement on Form S-11

File No. 333-280470

Acceleration Request

Requested Date: July 24, 2024

Requested Time: 4:00 P.M. Eastern Time

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Lineage, Inc. (the “Company”) that the effective date of the Company’s Registration Statement on Form S-11 (File No. 333-280470) be accelerated to July 24, 2024 at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)	Dates of distribution: July 16, 2024 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 2,500 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC

As Representatives of the Underwriters

Morgan Stanley & Co. LLC

By:	/s/ Aala Saifi
Name: Aala Saifi
Title: Vice President

Goldman Sachs & Co. LLC

By:	/s/ Ryan Cunn
Name: Ryan Cunn
Title: Managing Director

BofA Securities, Inc.

By:	/s/ Chris Djoganopoulos
Name: Chris Djoganopoulos
Title: Managing Director

J.P. Morgan Securities LLC

By:	/s/ Samantha Carter
Name: Samantha Carter
Title: Vice President

Wells Fargo Securities, LLC

By:	/s/ Rohit Mehta
Name: Rohit Mehta
Title: Executive Director

[Signature page to Acceleration Request]